UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

GLOWPOINT, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

379887201
(CUSIP Number)

Jason B. Beauvais
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary
Main Street Capital Corporation
1300 Post Oak Boulevard
Houston, Texas 77056
(713) 350-6000

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON GP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Robert M. Shuford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Brian Pessin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Main Street Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,345
	8	SHARED VOTING POWER 15,342,241
	9	SOLE DISPOSITIVE POWER 7,345
	10	SHARED DISPOSITIVE POWER 15,342,241
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,349,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 379887201

1	NAME OF REPORTING PERSON Sandra and Norman Pessin JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,276,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,276,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,276,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 379887201

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons purchased the shares of Common Stock based on the Reporting Persons’ belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

After negotiations with the Issuer regarding matters relating to the composition of the Board of Directors of the Issuer (the “Board”) and the 2014 annual meeting of stockholders of the Issuer (the “2014 Annual Meeting”), the Reporting Persons entered into a letter agreement with the Issuer on April 4, 2014 (the “Letter Agreement”).  Pursuant to the terms of the Letter Agreement, among other things, the Board has appointed James H. Cohen and Patrick Lombardi (together, the “New Directors”) as members of the Board to fill the vacancies resulting from the resignations of Jon DeLuca and Grant Dawson as directors of the Issuer, the Issuer will nominate, recommend and support the New Directors as two of five total nominees (the “Issuer Slate”) to stand for election as directors of the Issuer at the 2014 Annual Meeting and the Issuer will reimburse certain fees and expenses incurred by the Reporting Persons in connection with matters related to the 2014 Annual Meeting and the negotiation and execution of the Letter Agreement.  The Letter Agreement also provides that the Reporting Persons will vote for the election of the Issuer Slate at the 2014 Annual Meeting and abide by certain standstill obligations through the conclusion of the 2014 Annual Meeting.

The foregoing description of the terms and conditions of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 35,167,040 shares of Common Stock outstanding, as of March 3, 2014, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2014.

(a)      As of the date hereof, GP Investment directly owned 15,276,138 shares of Common Stock, representing approximately 43.4% of the shares of Common Stock outstanding. By virtue of the relationships described in further detail in Item 2, each of MSCC, Robert M. Shuford, Brian Pessin and Sandra and Norman Pessin JTWROS may be deemed to beneficially own the shares of Common Stock owned directly by GP Investment.  Each of MSCC, Robert M. Shuford, Brian Pessin and Sandra and Norman Pessin JTWROS disclaims beneficial ownership of such shares.

As of the date hereof, MSCC directly owned 7,345 shares of Common Stock, representing less than 1% of the shares of Common Stock outstanding.  MSCC may be deemed to beneficially own an additional 47,741 and 18,362 shares of Common Stock, representing less than 1% of the shares of Common Stock outstanding, held by Main Street Mezzanine Fund LP and Main Street Capital II, LP, respectively.  Main Street Mezzanine Fund LP and Main Street Capital II, LP are subsidiaries of MSCC.  MSCC disclaims beneficial ownership of such shares.

CUSIP NO. 379887201

(b)      GP Investment may be deemed to share with MSCC, Robert M. Shuford, Brian Pessin and Sandra and Norman Pessin JTWROS the power to vote and dispose of the Common Stock directly owned by GP Investment.

MSCC may be deemed to share with Main Street Mezzanine Fund LP and Main Street Capital II, LP, subsidiaries of MSCC, the power to vote and dispose of the Common Stock directly owned by Main Street Mezzanine Fund LP and Main Street Capital II, LP.  MSCC has sole power to vote and dispose of the shares of Common Stock it owns directly.

(c)      None of the Reporting Persons have entered into any transactions in the shares of Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 4, 2014, the Reporting Persons and the Issuer entered into the Letter Agreement as defined and described in Item 4 above.  The Letter Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Document

99.1	Letter Agreement, dated as of April 4, 2014, by and among Glowpoint, Inc., GP Investment Holdings, LLC, Main Street Capital Corporation, Brian Pessin, Sandra Pessin and Norman Pessin.

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP INVESTMENT HOLDINGS, LLC

By:	/s/ Robert M. Shuford
Name:	Robert M. Shuford
Title:	Chief Executive Officer

By:	/s/ Brian Pessin
Name:	Brian Pessin
Title:	President

Dated:  April 7, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert M. Shuford
Name:	Robert M. Shuford

Dated:  April 7, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Pessin
Name:	Brian Pessin

Dated:  April 7, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Robert M. Shuford
Name:	Robert M. Shuford
Title:	Managing Director

Dated:  April 7, 2014

CUSIP NO. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDRA AND NORMAN PESSIN JTWROS

/s/ Sandra Pessin
Name:	Sandra Pessin

/s/ Norman Pessin
Name:	Norman Pessin

Dated:  April 7, 2014